UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Scholar Rock Holding Corporation

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

80706P103

(CUSIP Number)

May 23, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 80706P103	13G	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Timothy A. Springer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,553,935 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,553,935 shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,553,935 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN, OO

CUSIP NO. 80706P103	13G	Page 3 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). TAS Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 580,855 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 580,855 shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,855 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 80706P103	13G	Page 4 of 5

ITEM 1(A).	NAME OF ISSUER

Scholar Rock Holding Corporation (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

620 Memorial Drive, 2nd Floor

Cambridge, MA 02139

ITEM 2(A).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is filed by Timothy A. Springer (“Dr. Springer”) and TAS Partners LLC (“TAS”), who are together referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of Dr. Springer and TAS is 36 Woodman Road, Newton, MA, 02467.

ITEM 2(C)	CITIZENSHIP

TAS is a Delaware limited liability company and Dr. Springer is a citizen of the United States.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Shares of Common Stock, $0.001 par value per share (the “Shares”)

ITEM 2(E)	CUSIP NUMBER

80706P103

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

The percentages of beneficial ownership stated herein and on each Reporting Person’s cover page to this Schedule 13G are based on a total of 25,237,160 Shares outstanding as of November 1, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed by the Issuer with the Securities and Exchange Commission on November 8, 2018. The cover page to this Schedule 13G for each Reporting Person is incorporated by reference in its entirety into this Item 4. As of the date hereof, the Reporting Persons, in the aggregate, beneficially own 3,553,935 Shares, representing approximately 14.1% of such class of securities.

Dr. Springer is the beneficial owner of a total of 3,553,935 Shares, representing approximately 14.1% of the outstanding Shares and consisting of (i) 2,968,565 Shares held directly, (ii) 580,855 Shares held by TAS and (iii) 4,515 Shares issuable upon exercise of outstanding options exercisable within the 60-day period following December 31, 2018. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein.

TAS is the beneficial owner of a total of 580,855 Shares, representing approximately 2.3% of the outstanding Shares. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

CUSIP NO. 80706P103	13G	Page 5 of 5

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

/s/ Timothy A. Springer
Timothy A Springer

TAS Partners LLC

By:	/s/ Timothy A. Springer

Name:	Timothy A. Springer

Title:	Manager